Exhibit 99.2

Hong Kong Pharma Digital Technology Holdings Limited
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
to be held on December 12, 2025
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ ordinary shares, par value US$0.001 per share, (“Ordinary Shares”)1, of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”), hereby appoint Mr. Chenyu Liang, the Director and Chief Executive Officer of the Company or (Name) of (Address)             as my/our proxy to attend and act for me/us at the Annual General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at10 a.m. (Hong Kong time), on December 12, 2025 (December 11, 2025, at 9:00 p.m., Eastern Time) at Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1       Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2       If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Mr. Chenyu Liang, the Director and Chief Executive Officer of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

	For	Against	Abstain

Proposal One: By ordinary resolutions, to re-elect each of the five directors named in this proxy statement as a director of the Company to hold office until the next annual general meeting or until his/her respective successor is elected and duly qualified:

Chenyu Liang	☐	☐	☐
Lap Sun Wong	☐	☐	☐
Mike Yao Zhou	☐	☐	☐
Jingyan Wu	☐	☐	☐
Dr. Kam Leung Chan	☐	☐	☐

Proposal Two: By ordinary resolutions, to approve, ratify, and confirm the re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2026, and to authorize the Company’s board of directors (the “Board”) and/or the Audit Committee to fix such independent registered public accounting firm’s annual compensation

	☐	☐	☐

Proposal Three: By ordinary resolutions, to approve an increase of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 (the “Increase in Authorized Capital”).

	☐	☐	☐

Proposal Four: Subject to the approval and implementation of the Increase in Authorized Capital, by ordinary resolutions, to approve an amendment of the authorized share capital of the Company (the “Share Capital Amendment”) from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000

	☐	☐	☐

divided into 1,000,000,000 ordinary shares of par value of US$0.001 each (“Ordinary Shares”), comprising (i) 940,000,000 class A ordinary shares of par value of US$0.001 each (“Class A Ordinary Shares”) and (ii) 60,000,000 class B ordinary shares of par value of US$0.001 each (the “Class B Ordinary Shares”) by:

(a)     re-designating all issued and outstanding Ordinary Shares (being 11,000,000 Ordinary Shares) as a consequence of the resolutions above, into Class A Ordinary Shares with one (1) vote per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association (hereinafter defined) on a one for one basis;

(b)    re-designating 60,000,000 authorized but unissued Ordinary Shares into 60,000,000 Class B Ordinary Shares with 50 votes per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association on a one for one basis;

(c)     re-designating the remaining 929,000,000 authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis;

(d)    as a consequence of the Share Capital Amendment, the authorized share capital of the Company will be changed from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, to US$1,000,000 divided into 1,000,000,000 Ordinary Shares, comprising (i) 940,000,000 Class A Ordinary Shares and (ii) 60,000,000 Class B Ordinary Shares;

(e)     to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Capital Amendment; and

(f)     to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Capital Amendment.

Proposal Five: Subject to the approval and implementation of the Increase in Authorized Capital and the Share Capital Amendment, by ordinary resolutions:

(a)     to authorize the Board to effect a reverse share split (the “Reverse Share Split”) and share consolidation (the “Share Consolidation”) of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-ten (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$1,000,000 divided into 1,000,000,000 Ordinary Shares comprising (i) 940,000,000 Class A Ordinary Shares, and (ii) 60,000,000 Class B Ordinary Shares, to US$1,000,000 divided into (i) as low as 9,400,000 class A ordinary shares of a par value of US$0.1 each and 600,000 class B ordinary shares of a par value of US$0.1 each;

☐	☐	☐

(b)    to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Reverse Share Split and Share Consolidation; and

(c)     to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Reverse Share Split and Share Consolidation.

Proposal Six: By special resolutions, to consider and, if thought fit, pass with or without amendments, that the English name of the Company be changed from “Hong Kong Pharma Digital Technology Holdings Limited” to “Cellyan Biotechnology Co., Ltd”, and the Chinese name of “生研生物公司” be adopted as the dual foreign name of the Company to replace its existing Chinese name of “港药数字科技控股有限公司” (the “Proposed Change of Company Name”) with effect from the date on which the Registrar of Companies in the Cayman Islands issues a Certificate of Incorporation on Change of Name confirming that the new name has been registered, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement and/or give effect to the Proposed Change of Company Name and to attend to any necessary registration and/or filing for and on behalf of the Company.

☐	☐	☐

Proposal Seven: Subject to the approval of Proposals Three, Four, Five and Six, by special resolutions:

(a)     that the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated Memorandum and Articles of Association”), a copy of which has been produced to this meeting and initialed by the chairman of this meeting for the purpose of identification, be and are hereby approved and adopted as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement the adoption of the Fourth Amended and Restated Memorandum and Articles of Association;

(b)    to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Fourth Amended and Restated Memorandum and Articles of Association; and

(c)     in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split and Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split and Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation (the “Settlement of Fractional Shares”).

☐	☐	☐

Proposal Eight: By ordinary resolutions, to approve the repurchase of 7,150,000 Class A Ordinary Shares registered in the name of TUTU Business Services Limited in consideration for the allotment and issuance of 7,150,000 Class B Ordinary Shares to TUTU Business Services Limited.

☐	☐	☐

Proposal Nine: By ordinary resolutions, to approve and adopt the Hong Kong Pharma Digital Technology Holdings Limited 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.

☐	☐	☐

Dated_________________, 2025

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Shareholder ____________________________

Notes:

1.      Only the holders of record of the Ordinary Shares of the Company at the close of business on November 14, 2025, New York time, should use this form of proxy.

2.      Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.      Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.      This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.      This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Chenyu Liang at Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting.

6.      Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.